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                         November 18, 2022

       Vikram Grover
       Chief Executive Officer
       FOMO WORLDWIDE, INC.
       1 E Erie St, Ste 525 Unit #2250
       Chicago, IL 60611

                                                        Re: FOMO WORLDWIDE,
INC.
                                                            Form 8-K filed
November 16, 2022
                                                            File No. 001-13126

       Dear Vikram Grover:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 Vikram Grover
FirstName LastNameVikram
FOMO WORLDWIDE,       INC. Grover
Comapany 18,
November  NameFOMO
              2022     WORLDWIDE, INC.
November
Page 2    18, 2022 Page 2
FirstName LastName
Form 8-K filed November 16, 2022

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
Completed Interim Review.

1. Please revise to include the date of the conclusion regarding the non-reliance of the financial statements covered that should no longer be relied upon. Refer to Item 4.02(a)(1)
         of Form 8-K Official text.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Babette Cooper, Staff Accountant, at 202-551-3396 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction